Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 14, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10889
FT Income Portfolio, Series 21
(the “Trust”)
CIK No. 1976506 File No. 333-272666

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.The Staff notes in the Portfolio Selection Process, the last sentence of the first paragraph states, “The factors considered in selecting fixed income and hybrid asset ETFs for the Trust are duration, credit quality, and yield. While the Sponsor did not require any specific criteria with respect to these factors, with interest rates rising and expected to continue rising and with default rates low, there is a greater focus on shorter duration.”  Please specify what “shorter duration” is in terms of years or average effective duration of Portfolio.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“With respect to duration, the research department focuses on selecting Funds with a shorter duration such that the modified duration of the Trust is four years or less.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon